Annual Report

Cover Page

Name of issuer:

Espanita Tequila Company, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: WY

Date of organization: 1/15/2020

Physical address of issuer:

109 E 17th Street
Suite 450
Cheyenne WY 82001

Website of issuer:

http://www.espanita-tequila.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,214,111.42	$846,317.00
Cash & Cash Equivalents:	$467,882.00	$165,303.00
Accounts Receivable:	$323,727.73	$80,984.00
Short-term Debt:	$0.00	$46,702.00
Long-term Debt:	$0.00	$410,000.00
Revenues/Sales:	$336,952.38	$165,611.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($187,385.00)	($177,676.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Espanita Tequila Company, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Patrick Wilson	COO	Espanita Tequila Company	2020
Marina Wilson	CEO	Espanita Tequila Company	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Patrick Wilson	COO	2020
Marina Wilson	President	2020
Marina Wilson	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
SPIRITED VENTURES I, LLC	14000000.0 Common Units	93.3

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the

accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our business is subject to commercial, political, and financial risks, including foreign currency exchange rate fluctuations, geopolitical uncertainty, changes to international trade agreements and tariffs, import and excise duties, other taxes and corruption risk.

Espanita Tequila is produced in Mexico; accordingly, we are subject to risks associated with doing business internationally, including commercial, political, and financial risks as well as potentially imposed tariffs on tequila imports into the United States. The U.S. and other countries, in which we may operate in the future, impose import and excise duties, tariffs, and other taxes on beverage alcohol products in varying amounts. The U.S. federal government or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. Significant increases in import and excise duties or other taxes on beverage alcohol products could have a material adverse effect on the retail pricing and sales of Espanita Tequila and, consequently, on our business, liquidity, financial condition and/or results of operations. In addition, we are subject to potential business disruption caused by military conflicts; potentially unstable governments or legal systems; civil or political upheaval or unrest; local labor policies and conditions; possible expropriation, nationalization, or confiscation of assets; problems with repatriation of foreign earnings; economic or trade sanctions; closure of markets to imports; anti-American sentiment; terrorism or other types of violence in or outside the United States.

National and local governments in the USA may adopt regulations that could limit our business activities or increase our costs.

The U.S. federal, state and local governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain federal, state or local regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our business, liquidity, financial condition or results of operations. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to Espanita Tequila under current or future environmental or health laws or regulations, they may inhibit the sales. In addition, changes in laws, regulatory measures, or governmental policies, or the manner in which current ones are interpreted, could cause us to incur material additional costs or liabilities, and jeopardize the growth of our business. Specifically, governments may prohibit, impose, or increase limitations on advertising and promotional activities, or times or locations where beverage alcohol may be sold or consumed, or adopt other measures that could limit our opportunities to reach consumers and market the brand.

Unfavorable economic conditions could negatively affect our operations and results.

Unfavorable global or regional economic conditions could adversely affect our business and financial results. Unfavorable economic conditions could cause governments to increase taxes on beverage alcohol to attempt to raise revenue, reducing consumers' willingness to make discretionary purchases of beverage alcohol products or pay for premium brands such as Espanita Tequila. In unfavorable economic conditions, consumers may make more value-driven and price-sensitive purchasing choices. Unfavorable economic conditions could also adversely affect Espanita Tequila's trade partners, suppliers of packaging components and ingredients, distributors, and retailers, who in turn could experience cash flow problems, more costly or unavailable financing, credit defaults, and other financial hardships. This could lead to distributor or retailer destocking, disruption in raw material supply, increase our bad debt expense. Other potential negative consequences to our business from unfavorable economic conditions include higher interest rates, an increase in the rate of inflation, deflation, exchange rate fluctuations or credit or capital market instability.

Our business can be negatively impacted by health pandemics, such as COVID-19 (coronavirus), which affect consumers discretionary spending and disrupt distribution channels.

The COVID-19 pandemic has created unfavorable economic conditions across the globe and negatively affected all three tiers of distribution system that serves distilled spirits industry. There can be no certainty about the length of the COVID-19 pandemic and its short-term and long-term impacts upon the distribution of distilled spirits and upon our trade buyers, in particular, on the vulnerable hospitality industry. As a part of COVID-19 containing measures, many on-premise accounts are closed or have to operate at reduced capacity. While the Company works on developing alternative distribution routes that predominantly rely on digital sale channels and e-commerce, there is no guarantee that we can successfully leverage these sales without our revenue streams being impacted.

Tax increases and changes in tax rules could adversely affect our financial results.

Our business is sensitive to changes in both direct and indirect taxes. The U.S. federal budget and individual state, provincial, local municipal budget deficits, or deficits in other governmental entities, could result in increased taxes on our products, business, customers or consumers. Various proposals to increase taxes on beverage alcohol products have been made at the federal and state levels or at other governmental bodies in recent years. Federal, state, provincial, local or foreign governmental entities may consider increasing taxes upon beverage alcohol products as they explore available alternatives for raising funds. New tax rules, accounting standards, or pronouncements, and changes in interpretation of existing rules, standards, or pronouncements could also have a significant adverse effect on our business and financial results. Importation and distribution of distilled spirits are also subject to numerous duties or taxes that are not based on income, sometimes referred to as "indirect taxes." These indirect taxes include excise taxes, sales or value-added taxes, property taxes, payroll taxes, import and export duties, and tariffs. Increases in or the imposition of new indirect taxes on importation and distribution of Espanita Tequila would increase the cost of Espanita Tequila or, to the extent levied directly on consumers, make Espanita Tequila less affordable, which could negatively affect financial results by reducing purchases of our products and encouraging consumers to switch to lower priced or lower-taxed product categories.

Our business performance is solely dependent upon performance of Espanita product line and maintaining the reputation of Espanita Tequila among consumers and trade buyers.

Espanita tequila is our primary driver of revenue and growth. A brand's reputational value is based in large part on consumer perceptions, and even an isolated incident that causes harm – particularly one resulting in widespread negative publicity – could adversely influence these perceptions and erode consumer trust and confidence in the brand. Significant damage to the brand equity of Espanita tequila would adversely affect our business. Our reputation could also be impacted negatively by public perception, adverse publicity (whether or not valid), negative comments in social media, or our responses relating to:

· a perceived failure to maintain high ethical, social and environmental standards for all our operations and activities;

· a perceived failure to address concerns relating to the quality, safety or integrity of our products;

· allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistleblowing, privacy, or cyber-security;

· our environmental impact, including use of agricultural materials, packaging, water and energy use, and waste management; or,

· efforts that are perceived as insufficient to promote the responsible use of alcohol.

Additionally, should we not be successful in our efforts to maintain or increase the relevance of the Espanita brand to current and future consumers, our business and operating results could suffer.

Our business performance is substantially dependent upon the continued growth of craft spirits and tequila industry segments.

Our business is based on sales of craft tequila, which is currently represent one of the most quickly growing segments of distilled spirits industry. However, changes in consumer preferences regarding these categories of products may have an adverse effect on our sales and financial condition. Given the importance of the popularity of craft spirits and tequila to our overall success, a significant or sustained decline in volume or selling price of these products would likely have a negative effect on our growth and financial performance. Further, consumer preferences and tastes may shift due to, among other reasons, changing taste preferences, demographics or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from tequila and craft spirits brands, and our Espanita tequila in particular, could have a negative impact on our business, liquidity, financial condition and/or results of operations. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns.

Changes in consumer preferences and purchases, any decline in the social acceptability of our products, or governmental adoption of policies disadvantageous to beverage alcohol could negatively affect our business results.

We are a branded consumer products company in a highly competitive market, and our success depends substantially on our continued ability to offer consumers appealing, high-quality tequila products. Consumer preferences and purchases may shift, often in unpredictable ways, due to several factors, including health and wellness trends; changes in economic conditions, demographic, and social trends; public health policies and initiatives; changes in government

social trends, public health policies and initiatives, changes in government regulation of beverage alcohol products; concerns or regulations related to product safety; legalization of marijuana use on a more widespread basis within the United States, or elsewhere; and changes in trends related to travel, leisure, dining, gifting, entertaining, and beverage consumption trends. Shifts in consumption and purchasing channels could also adversely impact our profitability. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for craft tequila in favor of other products. In addition, we could experience unfavorable business results if we fail to attract consumers from diverse backgrounds and ethnicities in all markets where we sell our products. To continue to succeed, we must anticipate or react effectively to shifts in demographics, consumer behavior, consumer preferences, drinking tastes, and drinking occasions.

Potential disruption at our production facility could adversely affect our business.

Espanita tequila is distilled in the single location. A catastrophic event causing physical damage, disruption, or failure at our distillation facility could adversely affect our business while we are relocating the production to another facility. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more or may take a significant time to start production, any of which could have a material adverse effect on our business, liquidity, financial condition and/or results of operations. Further, because Espanita Reposado and Espanita Añejo tequilas are aged for various periods, we maintain a substantial inventory of aged and maturing products in aging cellars. The loss of a substantial amount of aged inventory – through fire, other natural or man-made disaster, contamination, or otherwise – could significantly reduce the supply of the affected product or products. A consequence of any of these or other supply chain disruptions could prevent us from meeting consumer demand for the affected products for a period of time and affect our financial results.

We are dependent on a contract manufacturer to produce Espanita Tequila. Failure to obtain satisfactory performance from our supplier or loss of our current supplier could cause us to lose sales, incur additional costs and lose credibility in the marketplace.

Espanita Tequila is produced by the contract manufacturer in Mexico, Impulsora Rombo S.A. de C.V. The failure of our supplier to timely perform as contracted, the termination of our written or oral agreements or an adverse change in the terms of these agreements could have a negative material impact on our business and our ability to continue as ongoing concern due to the possible interruption of the sales caused by the need to contract with another supplier for importation of Espanita Tequila and the time required for certification and approval of such transactions by the federal government and the regulatory authority in Mexico, the Consejo Regulador del Tequila (the "CRT"). If our current or future suppliers will increase their prices due to, among other reasons, the shortage in Blue Agave supply, we may not have alternative sources of supply and many not be able to raise the prices of Espanita Tequila to cover all or even a portion of the increased costs, which would negatively affect profit margins and results of operations. The failure of the contract supplier to manufacture the products according to the Company's established standards of quality can also harm our business and negatively affect Espanita's brand value.

Dependence on a federally licensed importer of distilled spirits.

As the Company is not a licensed importer of distilled spirits, the importation and sales of Espanita Tequila must be handled by the licensed importation company. Currently, the Company's appointed licensed importer is Double Eagle Imports Ltd, a Georgia corporation, which handles all aspects of product sourcing, importation, U.S. Customs clearance, warehousing and sales of Espanita Tequila to licensed wholesalers. If, through any reason, our importer's licenses and permits are suspended or revoked, or the company terminates its operations or is unable to timely perform as contracted, we would need to select and appoint another licensed importer and we could suffer business interruptions and delays.

Higher costs or unavailability of materials could adversely affect our financial results, as could our inability to obtain certain finished goods or to sell used materials.

In production of Espanita Tequila, we use materials and ingredients that we purchase from suppliers. Availability of the raw materials such as Blue Agave and other product ingredients, glass bottles, bottle closures, packaging, cardboard and other materials used to produce and package Espanita Tequila is crucial for Espanita Tequila's production cycle. The supply and price of raw materials, packaging materials and energy can be affected by many factors beyond our control, including market demand, global geopolitical events (especially as to their impact on crude oil prices), droughts and other weather conditions or natural or man-made events, economic factors affecting growth decisions, inflation, plant diseases and theft. If any of our key suppliers were no longer able to meet our timing, quality, or capacity requirements, ceased doing business with us, or significantly raised prices, and we could not promptly develop alternative cost-effective sources of supply or production, our operations and financial results could suffer. Higher costs or insufficient availability of suitable Blue Agave, water, wood barrels, glass bottles, closures, and other input materials, or higher associated labor costs or insufficient availability of labor, may adversely affect our financial results. Similarly, when energy costs rise, transportation, freight, and other operating costs, such as distilling and bottling expenses, also may increase. Our freight cost and the timely delivery of our products could be adversely affected by a number of factors that could reduce the profitability of our

operations, including driver shortages, higher fuel costs, weather conditions, traffic congestion, increased government regulation, and other matters. Our financial results may be adversely affected if we are not able to pass along energy and freight cost increases through higher prices to our customers without reducing demand or sales. International or domestic geopolitical or other events, including the imposition of any tariffs or quotas by governmental authorities on any raw materials that we use in the production of our products, could adversely affect the supply and cost of these raw materials to us. If we cannot offset higher raw material costs with higher selling prices, increased sales volume, or reductions in other costs, our profitability could be adversely affected. Weather, the effects of climate change, fires, diseases, and other agricultural uncertainties that affect the mortality, health, yield, quality, or price of Blue Agave used in our products also present risks for our business. Changes in weather patterns or intensity can disrupt our supply chain as well, which may affect production operations, insurance costs and coverage, and the timely delivery of our products. To the extent any of the foregoing factors increases the costs of our finished products or lead to a shortage of our product supply, we could experience a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Significant additional labeling or warning requirements or limitations on the availability of our products could inhibit sales of affected products.

Various domestic or international jurisdictions have adopted or may seek to adopt significant additional product labeling or warning requirements or limitations on the availability of our products relating to the content or perceived adverse health consequences of some of our products. Several such labeling regulations or laws require warnings on any product with substances that the state lists as potentially associated with cancer or birth defects. Alcohol beverage products already raise health and safety concerns for some regulators, and heightened requirements could be imposed. If additional or more severe requirements of this type are imposed on our products under current or future health, environmental, or other laws or regulations, they could inhibit sales of such products. Further, we cannot predict whether Espanita Tequila will become subject to increased rules and regulations which, if enacted, could increase our costs or adversely impact sales.

Consolidation among beverage alcohol producers, wholesalers, and retailers, or changes to Espanita Tequila's route-to-consumer model, could hinder the marketing, sale, or distribution of our products.

In the United States, beverage alcohol must be sold by licensed manufacturer or importer either to distributors for resale to retail outlets or in the states that control alcohol sales (or "control" states), to state governments who then sell them to retail customers and consumers. We are in a highly competitive industry and our sales could be negatively affected by numerous factors including:

- our inability to maintain or increase prices;

- new entrants in our market or categories;

- the decision of wholesalers, retailers or consumers to purchase competitors' products instead of ours; or

- a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting legalized marijuana or other similar products in lieu of beverage alcohol.

Our sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and other local agencies, and retailers. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons. We cannot guarantee that we will be able to increase our prices to pass along to our customers any increased costs we incur. Consolidation among spirits producers, distributors, wholesalers, suppliers, or retailers and the increased growth and popularity of the e-commerce retail environment across the consumer product goods market could create a more challenging competitive landscape for our products. Consolidation at any level could hinder the distribution and sale of our products as a result of reduced attention and resources allocated to Espanita Tequila both during and after transition periods, because our brand might represent a smaller portion of the new business portfolio. Furthermore, consolidation of distributors may lead to the erosion of margins. Changes in distributors' strategies, including a reduction in the number of brands they carry, the allocation of shelf space for our competitors' brands, or private label products, may adversely affect our sales, margin, outlook, and market share. Expansion into new product categories by other suppliers, or innovation by new entrants into the market, could increase competition in our product category. Our competitors may respond to industry and economic conditions more rapidly or effectively than we do. For example, we are facing an increasingly competitive pricing environment, and our competitors may have more flexibility to adjust to such challenges. Other suppliers, as well as wholesalers and retailers of our brands, offer products that compete directly with ours for shelf space, promotional displays, and consumer purchases. Pricing (including price promotions, discounting, couponing, and free goods), marketing, new product introductions, entry into our distribution networks, and other competitive behavior by other suppliers, and by wholesalers and traditional and e-commerce retailers, could adversely affect our sales, margins, and business and financial results. While we seek to take advantage of the efficiencies and opportunities that large retail customers can offer, they often seek lower pricing and purchase volume flexibility, offer competing private label products, and represent a large number of other competing products. If the buying power of these large retail customers continues to increase, it could negatively affect our financial results. In addition, the replacement or poor performance of our major wholesalers, retailers or government agencies could result in temporary or longer-term sales disruptions or could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

We must maintain a relatively large inventory of our products to support customer delivery requirements, and if this inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.

Our appointed importer must maintain relatively large inventories of Espanita Tequila at the licensed warehouse facilities to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results.

Product recalls or other product liability claims could materially and adversely affect Espanita Tequila's brand reputation and its sales.

The success of Espanita Tequila depends upon the positive image that consumers have of it. We could decide to or be required to recall products due to suspected or confirmed product contamination, product tampering, spoilage, or other quality issues. Any of these events could adversely affect our financial results. Actual contamination, whether deliberate or accidental, could lead to inferior product quality and damage to consumers, potential liability claims, and material loss. Should a product recall become necessary, or we voluntarily recall a product in the event of contamination, damage, or other quality issue, sales of the affected product could be adversely affected. A significant product liability judgment or widespread product recall may negatively impact sales and our business and financial results. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect our reputation with existing and potential customers and our corporate and brand image.

Potential litigation and legal disputes could expose our business to financial and reputational risk.

Major private or governmental litigation challenging the production, marketing, promotion, distribution, or sale of beverage alcohol or specific brands could affect our ability to sell our products. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in our favor could have a negative impact on our business reputation or financial results. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices, and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future. We could also experience employment-related class actions, environmental claims, commercial disputes, product liability actions stemming from a beverage or container production defect, a whistleblower suit, or other major litigation that could adversely affect our business results, particularly if there is negative publicity or to the extent the losses or expenses were not covered by insurance.

Dependence upon trademarks and proprietary rights, failure to protect our intellectual property rights.

Our future success depends significantly on our Managing Member's ability to protect Espanita Tequila's intellectual property from negative publicity and to defend its intellectual property rights from possible dilution or infringement. Espanita Tequila has been granted trademark registrations covering the brand and its products in the United Stated. We cannot be sure that trademark registrations will be issued with respect to any of trademark applications in other countries. We could also, by omission, fail to timely renew or protect a trademark and our competitors could challenge, invalidate or circumvent any existing or future trademarks issued to us. In addition, we may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of treble damages. From time to time, we may face intellectual property infringement, misappropriation, or invalidity/non-infringement claims from third parties. Some of these claims may lead to litigation. The outcome of any such litigation can never be guaranteed, and an adverse outcome could affect us negatively. Finally, we may initiate claims to assert or defend our own intellectual property against third parties. Any intellectual property litigation, irrespective of whether we are the plaintiff or the defendant, and regardless of the outcome, is expensive and time consuming, and could divert our management's attention from our business and negatively affect our operating results or financial condition.

We have limited management resources and are dependent on key executives.

We are currently relying on key individuals to continue our business and operations and, in particular, the professional expertise and services of our President and of our Chief Operation Officer. Our officers currently do not receive salaries and it is not guaranteed that they will be able to devote 100% of their time to Espanita Tequila Company since they must pursue other sources of income. If our officers choose not to serve or if they are unable to perform their duties and if we are unable to replace the current officers and managers with other qualified individuals, this could have an adverse effect on our business operations, financial condition and operating results.

Our failure to attract or retain key executive officers and to create and develop a direct sales force could adversely affect our business.

Our success depends upon the efforts and abilities of our small senior management team, as well as our ability to attract, motivate, reward, and retain professional sales personnel. You should be aware that a portion of your investment will fund the compensation of the Company's employees, including its management. The loss of services of the members of the management team as well as difficulties in hiring or retaining key employee talent, or the unexpected loss of experienced employees could have an adverse impact on our business performance, reputation, financial condition, or results of operations. Given the changing demographics, changes in immigration laws and policies, and increased demand for talent globally, we may not be able to find the right people with the right skills, at the right time, and in the right location, to achieve our business objectives. Additionally, companies like ours may face increased labor costs as a result of aggressive hiring and/or inflated levels of compensation offered by other employers.

Our Managing Member has the ability to control the outcomes of matters submitted for members approval.

Espanita Tequila Company is a manager-managed limited liability company. We have two classes of membership interest units. Our Common Membership Units (the "Common Units") are entitled to full voting powers, including in the elections of managers, officers and management board, while our Preferred Membership Units (the "Preferred Units") may not vote except as provided by the laws of the State of Wyoming. Because investors in our Preferred Units hold no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. A majority of our Common Units is controlled by our Managing member, Spirited Ventures I, LLC, and Company's senior management and, collectively, they have the ability to control the outcome of members votes, including the election of all of our managers and officers, and the approval or rejection of any merger, change of control, or other significant corporate transactions. We believe that having a long-term-focused, committed, and engaged management provides us with an important strategic advantage. However, the interests of the Managing Member may not always be aligned with holders of other membership interests. By exercising its control, the Managing Member could cause the Company to take actions that are at odds with the investment goals of institutional investors, holders of our Convertible Notes, Preferred Unit holders or other non-controlling Investors. The day-to-day management of the Company, as well as major operational decisions, will be made exclusively by the officers and managers appointed by the Managing Member, and investors in this Offering will not have the right or power to take part in the management of the Company and will not be represented on the board of managers of the Company. Accordingly, no person should invest in our Units unless he or she is willing to entrust all aspects of management to our executive officers.

We face risks associated with our need to continuously improve organizational productivity and global supply chain efficiency and flexibility.

We need to continuously evaluate productivity and efficiency of our global supply chains, of our contract suppliers and importer's operations as well as to assess opportunities to reduce costs and increase our asset base. We must continuously work towards enhancing quality, speed and flexibility to meet changing market conditions and economic uncertainty. Our success also depends on refining our cost structure and supply chains to promote a consistently flexible and low-cost supply chain that can respond to market changes and pressures to protect profitability and cash flow or ramp up quickly and efficiently to meet increased demand and avoid supply interruptions. Failure to achieve the desired level of quality, efficiency, capacity or cost reductions in all areas of business operations, including advertising and promotions, could impair our financial results. Despite proactive efforts to manage contract suppliers, the importer and other service providers, impose cost controls and increase efficiencies in our facilities, our competitors may be more successful in these efforts. There can be no assurances that even if we are successful in our efforts, we will experience increased operating margins and improved profitability.

We compete in the distilled spirits industry, which is brand-conscious, so establishing a widespread brand name recognition and acceptance of Espanita Tequila is crucial to our success. The failure to execute successful branding and marketing campaigns could negatively affect our business results.

The Company's growth is largely dependent on broad market acceptance of Espanita Tequila and the ability of the management to develop and execute effective advertisement, marketing and promotion programs for Espanita Tequila that would develop widespread brand recognition and awareness for Espanita Tequila among consumers of legal drinking age. If we fail to successfully promote Espanita brand awareness or if we incur significant expenses promoting and maintaining Espanita brand name, our financial results may be negatively impacted. While the Company believes that there will be significant customer demand for Espanita Tequila and is developing marketing plans to engage consumers and create robust target customer base for the brand, there is no assurance that we can achieve broad market acceptance for Espanita Tequila. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

We may require additional capital, which we may not be able to obtain on acceptable terms, or at all. Our inability to raise such capital, as needed, on beneficial terms or at all could restrict our future growth and severely limit our operations.

We have very limited capital compared to other companies in our industry. This may limit our operations and growth, including our ability to continue developing extensions of Espanita product line, service our debt obligations, maintain adequate inventory levels, penetrate new markets, attract new customers and enter into new distribution relationships. If we have not generated sufficient cash from operations to finance additional capital needs, we will need to raise additional funds through private or public equity and/or debt financing. We cannot assure you that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing unit holders may experience dilution and the new securities may have rights, preferences and privileges senior to those of our Common and preferred Units.

The Investors will suffer dilution from issuances of additional Units.

To carry out its business plan, the Company will likely need to raise capital in the future in addition to the current Offering. Such additional capital may be raised through the sale of securities with a price less than, and rights superior to those offered to the Investors in this Offering. Holders of our Preferred Units will not be entitled to any preference to purchase additional Preferred Units or any other securities or membership units in the Company in the event of additional securities offerings. Potential further equity or debt financing may be dilutive to existing holders of membership interests, and Investors in this Offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of other holders of membership interests. Such future equity offerings would also result in a dilution of your interest in the Company; and there can be no assurance that the effects of such dilution will not be substantial. Additionally, any new class units that might hereafter be issued by the Company may negatively impact the Company's then-existing holders of membership units.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. You may only receive limited disclosures.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. This Offering is made under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder, with limited disclosures comparatively to those of publicly traded companies. In addition, since the Company is at an early stage it may only be able to provide limited information about its business plans and operations because it does not have fully developed operations or a long history.

There is no assurance that our future operations will result in profitable revenues.

We expect to make continued significant investments in Espanita Tequila's marketing and sale operations, innovation and product extensions and may incur significant administrative expenses as we seek to grow the brand. We also anticipate that our cash needs will exceed our income from marketing and financing fees for the near future. Also, we may find that our expansion plans are more costly than we anticipate and that they do not ultimately result in commensurate increases in revenues. We expect we can experience losses and negative cash flow from operations in the future, some of which could be significant. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee this result and we do not have the operational history to support any assumption about future profitability. Results of operations will depend upon numerous factors, some of which are beyond our control, including market acceptance of Espanita Tequila, new product introductions and brand extensions, and competition.

There is no guarantee that Espanita® brand and its intellectual property assets will be acquired in the merger or acquisition.

While the management believes that a successful execution of the management's plans regarding growth of Espanita Tequila should develop the brand in an attractive target for a potential merger and/or acquisition in the future, there cannot be any assurance that this will happen and there is no guarantee that the brand will be acquired at the desired price, or at all. The distilled spirits business is highly competitive, and it is possible that the brand will not be selected for a

is highly competitive, and it is possible that the brand will not be selected for a merger or acquisition. In this case, the holders of our Units will have very limited opportunities for exist and may have to hold their Units indefinitely.

We do not anticipate that we will pay any cash distributions to holders of our Units in the foreseeable future.

The Company is taxed as a C-corporation and has never declared or paid any cash distributions on its common or preferred membership units. For the foreseeable future, the Company intends to direct any earnings from its operations to finance the development and expansion of its business and does not anticipate paying any cash distributions to Unit holders. No individuals expecting or needing income from cash distributions or dividends should invest in the Company.

We are a newly formed company, which has a limited operating history and no cash flows from operations. As a result, the Company's future revenue and operating results are unpredictable and may fluctuate significantly.

Espanita Tequila Company was formed as a limited liability company on 15th of January 2020. Our business prospects are difficult to evaluate because we are a development stage company and dependent upon profitable future operations. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Because of our short operating history, it is more difficult to accurately assess our growth rate and earnings potential. It is possible that the Company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; problems in developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies and new entrants in the industry; and difficultly recruiting and retaining qualified employees for management and other positions as well as adverse changes in general economic, industry and regulatory conditions and requirements. The Company may face these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot assure potential Investors that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

Management has full discretion to use the proceeds from the Offering.

Our management is entrusted to make decisions in the best interest of the Company. That includes using their discretion when applying the proceeds of this Offering to our operations. While we state what our intended uses might be, changed circumstances in the Company's operations or in overall distilled spirits industry environment or in national and global economy as well as an emergence of new opportunities or challenges may result in our uses of proceeds that differ materially from what is currently planned.

The pricing, terms and conditions of this Offering were arbitrarily determined by the Company.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The price of Preferred Units offered herein bears no relationship to any established criteria of value such as book value or earnings per units, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared or anticipated to be prepared.

There is no public market for the Preferred Units of the Company and there is no guarantee that such market will develop in the foreseeable future.

At present, there is no public or other trading market for our Preferred Units, and we cannot assure that a trading market will ever develop. An investment in the Company is an illiquid investment and to invest in the Company's Units, you must represent that you are acquiring the Units for investment and not with a view to distribution or resale, that you understand the Units are not readily transferable and that you must be ready bear the economic risk of an investment for an indefinite period of time. The Company has no current plans to be acquired or to sell its securities in a public offering. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such liquidity event does not happen, the Investors in the Units could be left holding the securities in perpetuity. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investments in the Company's Units should therefore be considered only by Investors financially able to maintain their investment for an extended period of time and who can afford a loss of all or a substantial part of their investment.

An investment in our Units is highly speculative and there can be no assurance of any return on your investment.

Investors in this Offering will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment. An investment in our Preferred Units is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely. Investment in the Company is speculative and involves a high degree of risk. There can be no guarantee that an Investor will realize a substantial return on the investment, or any return at all, or that the Investor will not lose the entire investment. For this reason, each prospective Investor should read this whole

investment. For this reason, each prospective investor should read this whole Offering Materials and all documents in the applicable Subscription Documents carefully and should consult with his, her, or its own legal counsel, accountant(s), or business advisor(s) prior to making any investment decision. Neither the Company nor its agents or any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the Units.

Investors in this Offering face dissolution risks if Espanita® Tequila brand is sold in a merger or acquisition.

According to our Operating Agreement, the Company may be dissolved by its Managing Member if the Managing Member receives and accepts an offer for sale of Espanita Tequila's registered trademarks and other intellectual property rights and assets (the "Brand Sale"). The offer for the Brand Sale will be evaluated and accepted by the Managing Member in its sole discretion and Investors in this Offering will have no control of the Brand Sale, and its terms and conditions.

Investors in this Offering will not be entitled to a jury trial with respect to claims arising under our Subscription Agreement, the Company's Operating Agreement and other Investor agreements, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

Investors in this offering will be bound by the Subscription Agreement, Operating Agreement and other Investor agreements (collectively, the "Agreements"), each of which includes a provision under which Investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Agreements, including any claims made under the federal securities laws. If a lawsuit is brought against the Company under any of the Agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. By signing these Agreements, the Investor warrants that the Investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the Investor's jury trial rights following consultation with the Investor's legal counsel.

The Operating Agreement of the Company and the other Investor agreements have forum selection provisions that require disputes be resolved in state or federal courts in the State of Wyoming, regardless of convenience or cost to the investors.

In order to invest in this Offering, investors must agree to resolve all disputes arising under the Subscription Agreement, Operating Agreement and other investor Agreements in state or federal courts located in the State of Wyoming, for the purpose of any suit, action or other proceeding arising out of or based upon any of the Agreements. These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. In addition, this expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement new operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company has made assumptions in its projections and in forward looking statements that may not be accurate.

The discussions and information in this Offering may contain both historical and pro forma or "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. The assumptions and facts upon which such pro forma financials and projections are based are subject to variations that may arise as future events actually occur and to a complex series of events, many of which are outside the Company's control. Any projections included herein are based on assumptions made by management of the Company about future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate projections and may differ significantly. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that this Offering contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE UNITS AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

Marina Wilson and Patrick Wilson are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Membership Units	15,000,000	15,000,000	Yes ⌄
Preferred Membership Units	12,000,000	1,170,559	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2021	Section 4(a)(2)	Preferred stock	$250,000	General

10/2021	Section 4(a)(2)	Preferred stock	$250,000	General operations
9/2023	Section 4(a)(2)	Preferred stock	$469,503	General operations
11/2023	Regulation Crowdfunding	Priced Round	$812,480	General operations
12/2023	Section 4(a)(2)	Preferred stock	$175,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Double Eagle Imports Ltd
Amount Invested	$0.00
Transaction type	Other
Issue date	01/15/20
Relationship	Federally licensed importer of Espanita Tequila in the USA

All of the Company's marketing income and interest revenue is generated through its contract with the federally licensed importer of Espanita Tequila, Double Eagle Imports Ltd. The importer also receives a fee for providing the Company with services regarding importation, warehousing, logistics, sales to licensed wholesalers of alcoholic beverages and other supply chain management functions. The Importer is controlled by the Company's President. There can be no assurance that the transactions between the Importer and the Company were conducted on an arm's length basis.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by

the forward-looking statements contained in the following discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Overview

Espanita Tequila is 100% Blue Agave tequila brand that is produced and bottled in Jalisco, Mexico and positioned on the shelf in high-end premium and super-premium price segments. Espanita® Tequila is a registered trademark. Espanita's product line is currently comprised of eight SKU: Espanita Tequila Blanco, Espanita Tequila Reposado, Espanita Tequila Anejo, Espanita Tequila Double Barrel Reposado, Espanita Tequila Double Barrel Anejo and three flavored tequila - Espanita Lime, Espanita Grapefruit and Espanita Pineapple. Espanita Tequila Company, LLC was formed in Wyoming on January 15, 2020 as a marketing organization tasked with spearheading brand development opportunities for Espanita Tequila. The Company is a limited liability company that took an election to be treated for tax purposes as a C-corporation. The Company's ultimate objective is to build brand awareness for Espanita Tequila among end consumers, distilled spirits industry trade members and potential brand buyers by developing and executing advertising and marketing campaigns and brand promotion initiatives. The Company is also providing sales support to the brand's designated licensed USA importer, Double Eagle Imports Ltd, through development of brand programming and providing financing for its operations including but not limited to the production of Espanita Tequila, sourcing of its packaging components, its importation into the USA, warehousing and sales to a network of licensed wholesalers. The Company also funds research and development of the new portfolio additions for Espanita Tequila product line. The Company obtains its revenues through marketing fees paid by the Importer and through interest revenue on notes receivable. The Company does not maintain an inventory of tequila and does not engage in direct sales of the product to distributors. Milestones.

Since brand's launch in the USA, Espanita Tequila has achieved the following milestones:

- Espanita Tequila was awarded 23 Gold, Double Gold, Triple Gold, and Platinum Medals from international spirits competitions.

 - Received numerous awards and accolades, including "TOP 100 SPIRITS" and two "Best Buy" awards from Wine Enthusiast, the "Highest Recommendation" from the Spirit Journal, Innovation Award of 2023 from SIP Awards and "Tequila of the Year" award from Bartender Spirits Awards in 2021.

 - Achieved distribution in 22 States and is in the process of expanding to additional States.

 - Gained placements in hundreds of independent retail accounts as well as in the regional and national liquor chains such as Total Wine, Crown Liquors and Mega Liquors, Lee's Liquors, Dierburg's, Party Source, LOL Liquors, ABC Fine Wine & Spirits and others.

 - Launched e-commerce solution through the brand's website that enables online sales of Espanita Tequila in all the markets where alcohol deliveries to consumers are allowed by law.

 - Launched "Barrel Reserve" collection of aged tequilas that showcase different cask finishes. The collection currently includes Espanita Double Barrel Reposado Tequila and Espanita Double Barrel Anejo Tequila aged in American white oak barrels and finished in bourbon casks sourced from Kentucky.

- Launched "Signature Infusions" collection of 100% Blue Agave tequilas infused with real fruit: Espanita Lime, Espanita Grapefruit and Espanita Pineapple.

 - Got featured in leading industry and consumer publications including Forbes, Chilled Magazine, Tasting Panel, Vinepair, Rachel Ray TV show, Esquire, The Spirit Business, Inside Hook, Global Drinks Intel, Beverage Industry News, Bartender Magazine and appeared in several TV programs.

Historical Results of Operations.

Revenues & Gross Margin. For the period ended December 31, 2023, the Company had revenues of $336,952.38 compared to the year ended December 31, 2022, when the Company had revenues of $165,611, a 103.46% increase in revenues.

Assets. As of December 31, 2023, the Company had total assets of $1,214,111.42 including $467,882.05 in cash. As of December 31, 2022, the Company had $846,317 in total assets, including $165,303 in cash, a 46.65% increase in total assets.

Net Loss. The Company had net losses of $187,385 and net losses of $177,676 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

Liabilities. The Company's liabilities totaled $0 for the fiscal year ended December 31, 2023 versus $456,702 for the fiscal year ended December 31, 2022 as a result of conversion of all outstanding convertible promissory notes series CN-1 in the principal amount of $410,000.00 and all accumulated interest on the notes in the amount of $59,503.56 into 486,131 preferred membership units of the Company.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.Common Units. Under the Company's operating agreement, the Company is authorized to issue 15,000,000 common units. The common units have voting rights. During the year ended December 31, 2020, the Company issued 15,000,000 common units and received $2,583 in cash proceeds. As of December 31, 2023 and 2022, there were 15,000,000 common units issued and outstanding. Preferred Units.

Under the Company's operating agreement, the Company is authorized to issue 12,000,000 preferred units. The preferred units have no voting rights. During the year ended December 31, 2022, the Company issued 248,799 preferred units and received $460,281 in cash proceeds, net of issuance costs.

During the year ended December 31, 2023, the Company issued 775,509.50 preferred units and received $466,264.01 in cash proceeds, net of issuance costs. As of December 31, 2022 and 2023, there were 395,049 and 1,170,559 preferred units issued and outstanding, respectively. The Company had an agreement with WeFunder to sell securities through WeFunder's portal to obtain investors. For use of the portal, the Company was charged 7.5% of the gross cash proceeds received.Share-based compensation. The value of equity instruments issued to non-employees is calculated for all transactions in which goods or services are the consideration received for the issuance of equity instruments and is accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the commitment date if there is sufficient disincentive to ensure performance. In 2023, the Company issued 36,000 preferred units as non-employee based compensation for marketing services rendered to the Company at the fair value of $72,000.00. Liquidity & Capital Resources

To-date, the company has been financed with $1,709,564.06 in common and preferred equity investments and from a conversion of convertible promissory notes series CN-1. As of 03/24/2024 the Company has cash and cash equivalents in the amount of $382,701.12.

The Company intends to raise additional capital in the future from investors in order to execute on its business plans. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Espanita Tequila Company, LLC cash in hand is $382,701.12, as of March 24, 2024. Over the last three months, revenues have averaged $23,711.07, and operational expenses have averaged $22,704.36 per month. Since the date of our financial statements, there have been no material changes or trends in our finances or operations.

While the expected profitability cannot be guaranteed, the Company expects that its monthly revenue will be around $22,500- $50,000 per month and is expected to continue to increase with sales growth of Espanita Tequila. The Company expects that average monthly expenses in the next 3 to 6 month will be approximately between $13,500 to $30,000 per month. Espanita Tequila Company derives income from marketing fees that the Company charges its licensed USA importer, and from the income revenue from financing of importer's supply chain. Outside of the funds raised in this offering, we do not have any other sources of capital to rely on.

All projections in the above narrative are forward-looking and not guaranteed. Litigation.

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Marina Wilson, certify that:

(1) the financial statements of Espanita Tequila Company, LLC included in this

Form are true and complete in all material respects ; and

(2) the financial information of Espanita Tequila Company, LLC included in this

Form reflects accurately the information reported on the tax return for Espanita

Tequila Company, LLC filed for the most recently completed fiscal year.



Marina Wilson

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.espanita-tequila.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

Marina Wilson
Patrick Wilson

Appendix E: Supporting Documents

Espanita_Operating_Agreement_5.3.21.pdf
Board_Resolution_To__1500000_EB.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Espanita Subscription Agreement April 2023

SPV Subscription Agreement

Espanita Subscription Agreement April 2023

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Appendix D: Director & Officer Work History

Marina Wilson

Patrick Wilson

Appendix E: Supporting Documents

Appendix E: Supporting Documents

Espanita_Operating_Agreement_5.3.21.pdf
Board_Resolution_To__1500000_EB.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Espanita Tequila Company, LLC

By

Marina Wilson

Founder and President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Marina Wilson

Founder and President
4/4/2024

Patrick Wilson

COO
4/4/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.